

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Jerry Katzman
Chief Executive Officer
RetinalGenix Technologies Inc.
1450 North McDowell Boulevard, Suite 150
Petaluma, CA 94954

> **Re: RetinalGenix Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed January 21, 2022**
> **File No. 333-262282**

Dear Mr. Katzman:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   We note that your common stock is quoted on the OTC Pink tier and that the selling stockholders may sell their shares at prevailing market prices. Please note that the OTC Pink market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Life Sciences

cc: Nazia J. Khan, Esq.